

Positioned for Success Today…

Building for Success Tomorrow

Pepco Holdings, Inc. Analyst Conference
Washington, D.C.
March 23, 2007

Safe Harbor Statement

Some of the statements contained in today's presentation are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor created by the Private Securities Litigation Reform Act of 1995. These statements include all financial projections and any declarations regarding management's intents, beliefs or current expectations. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of such terms or other comparable terminology. Any forward-looking statements are not guarantees of future performance, and actual results could differ materially from those indicated by the forward-looking statements. Forward-looking statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement, and we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. A number of factors could cause actual results or outcomes to differ materially from those indicated by the forward-looking statements contained in this presentation. These factors include, but are not limited to, prevailing governmental policies and regulatory actions affecting the energy industry, including with respect to allowed rates of return, industry and rate structure, acquisition and disposal of assets and facilities, operation and construction of plant facilities, recovery of purchased power expenses, and present or prospective wholesale and retail competition; changes in and compliance with environmental and safety laws and policies; weather conditions; population growth rates and demographic patterns; competition for retail and wholesale customers; general economic conditions, including potential negative impacts resulting from an economic downturn; growth in demand, sales and capacity to fulfill demand; changes in tax rates or policies or in rates of inflation; rules and changes in accounting standards or practices; changes in project costs; unanticipated changes in operating expenses and capital expenditures; the ability to obtain funding in the capital markets on favorable terms; restrictions imposed by Federal and/or state regulatory commissions, PJM and other regional transmission organizations (NY ISO, ISO New England), the North American Electric Reliability Council and other applicable electric reliability organizations; legal and administrative proceedings (whether civil or criminal) and settlements that affect our business and profitability; pace of entry into new markets; volatility in market demand and prices for energy, capacity and fuel; interest rate fluctuations and credit market concerns; and effects of geopolitical events, including the threat of domestic terrorism. Readers are referred to the most recent reports filed with the Securities and Exchange Commission.

Positioned for Success Today… Building for Success Tomorrow



PHI Strategic Overview

Dennis Wraase
Chairman, President and
Chief Executive Officer

PHI Overview



Pepco Holdings, Inc

$8.4B Revenues
$14.2B Total Assets
$5.0B Market Cap
1.8 Million Electric Customers
121,000 Gas Customers

Regulated Electric & Gas Delivery Business

pepco — A PHI Company
delmarva power — A PHI Company
atlantic city electric — A PHI Company

66% of Operating Income

Competitive Energy/ Other

conectiv energy
pepco Energy Services
PHI Investments

34% of Operating Income

Note: Financial and customer data as of December 31, 2006. Operating Income percentage calculations are for the year ended December 31, 2006, net of special items. See appendix for details.

1

2006 – Delivering on the Plan

- **Increased the annual dividend**

- **Provided three year 52.6% total return to shareholders**

- **Filed four distribution base rate cases – each with a decoupling mechanism**

  - **Delmarva Power – Gas – DE (approved settlement)**
  - **Delmarva Power – Electric – MD**
  - **Pepco – Electric – MD**
  - **Pepco – Electric – DC**

- **Proposed construction of major transmission line – the Mid-Atlantic Power Pathway**

- **Implemented balanced SOS rate mitigation plans in MD and DE**

- **Achieved Conectiv Energy gross margins near the top of forecasted range**

- **Set record for retail electric sales in Pepco Energy Services**

- **Negotiated favorable settlement in Mirant bankruptcy**

Pepco Holdings, Inc.

PHI is Successfully Navigating the Evolving Regulatory Landscape



1996- 2001

- FERC Order 888 on open access
- Many state restructuring orders

- Deregulation starts
- Retail markets open in many states
- FERC pushes for open, competitive wholesale markets

2001-2003

- Enron bankruptcy
- Over-building drops energy prices
- Widespread generator bankruptcies
- August 2003 blackout
- Rate caps in many jurisdictions

- Deregulation stalls; many see it as a failure
- States are a "patchwork"
- FERC abandons efforts for national wholesale markets
- Need for large scale infrastructure investment
- Weakened financial condition causes "back to basics" strategy

2004 - 2006 Future

- EPACT passed
- Rate caps removed
- High fuel and energy prices emerge
- Intense political/ regulatory pressure
- SOS deferrals in place

- PJM supply/demand closer to balance
- Attractive transmission investment opportunities
- RPM becoming a reality

Deregulation regains momentum

"Patchwork" Regulation

Re-regulation gains favor – "back to the future"

Pepco Holdings, Inc

3

Pepco Holdings, Inc

...And our Plan is Responsive to the Trends and Uncertainties Shaping the Industry


Investors expectations for growth (>2-3% organic growth)
Political intervention
Increasing environmental regulations and opportunities
High fuel prices and volatility
PHI
Rising customer expectations (reliability) and concerns (price)
Tightening capacity markets
Aging infrastructure and workforce
Higher inflationary pressures

State Regulatory Landscape

- Current regulatory climate is driven by public concern over the rising cost of electricity supply, as well as heightened media focus on climate change

- States feel a need to "do something":
  - New Jersey - "Energy Master Plan"
  - Delaware - legislation requiring IRP/RFP
  - Maryland - proposals related to climate change
  - Virginia - legislation to re-regulate

- Increased focus on conservation/energy efficiency

- General concern that deregulation is not working for the residential and small commercial customers

PHI Response –
Taking a Leadership Role

- **"Blueprint for the Future" – a comprehensive program to implement advanced technologies and energy efficiency programs, enabled by decoupling**

- **Filed an Integrated Resource Plan in Delaware to meet long-term energy supply needs through a combination of:**

  - energy efficiency programs
  - purchases from the wholesale market
  - enhancements to our transmission system
  - targeted purchases of renewable resources

- **Comprehensive stakeholder engagement**

PHI's Blueprint for the Future

- **Responsive to customer expectations:**

  - Managing energy costs
  - Enhancing reliability
  - Protecting the environment

- **Includes significant investment:**

  - Advanced metering
  - Demand side management applications
  - Distribution automation
  - Customer information systems



- **Filed in DE and MD; filings in DC and NJ later in 2007**

- **Multi-year effort across PHI service territory**

- **Regulatory support is essential**

Delaware RFP Process

- **Required by the Electric Utility Retail Customer Supply Act of 2006**

- **Three bidders, Conectiv Energy, Bluewater Wind, and NRG submitted bids ranging in size from 180 MW to 600 MW**

- **An Independent Consultant (hired by the Commission Staff) and Delmarva Power each ranked the bids in the same order: 1st – Conectiv Energy, 2nd – Bluewater Wind, and 3rd – NRG**

- **Delmarva Power concluded that none of the bids achieve the Act's goal of providing energy price stability in a cost-effective manner**

> *Delmarva Power recommends continued reliance on the SOS bidding process, aggressive DSM implementation, investment in transmission system assets and securing moderate amounts of renewable resources to meet its customers needs going forward, as outlined in the filed Integrated Resource Plan*

Power Delivery - Drivers of Value



Regulatory Success

Customer Growth

Operational Excellence

Infrastructure Investments

Blueprint Implementation

Driving Shareholder Value

Conectiv Energy – Drivers of Value



Increasing Value of Existing Assets

Managing Challenges

Investing in New Opportunities

Driving Shareholder Value

Pepco Energy Services – Drivers of Value



Load Growth

Optimize Margins, Manage Risk

New Market Penetration

Energy Services

Driving Shareholder Value

Summary

- **We're positioned for success – focused on value creation and operational excellence**

- **Diversified portfolio provides stability and incremental growth opportunity:**
  - **Power Delivery**
  - **Conectiv Energy**
  - **Pepco Energy Services**

- **We understand the market and the issues**

- **We have an experienced team to deliver results**

Today's Agenda

- **Power Delivery – Tom Shaw**

- **Utility Regulatory Overview – Joe Rigby**

- **Conectiv Energy – Dave Velazquez**

- **Pepco Energy Services – John Huffman**

- **Financial Overview – Joe Rigby**

- **Closing Remarks – Dennis Wraase**



Appendix

Reconciliation of Operating Income

Reported Operating Income Reconciled to Operating Income Excluding Special Item

For the twelve months ended December 31, 2006

(Dollars in Millions)

	Power Delivery	Conectiv Energy	Pepco Energy Services	Other Non-Regulated	Corporate & Other	PHI Consolidated
Reported Segment Operating Income	$467.8	$97.6	$37.7	$84.1	$6.1	$693.3
Percent of operating income	*67.5%*	*14.1%*	*5.4%*	*12.1%*	*0.9%*	*100.0%*
Special Item included in Operating Income						
Impairment loss on energy services assets			18.9			18.9
Operating Income excluding Special Item	$467.8	$97.6	$56.6	$84.1	$6.1	$712.2
Percent of operating income excluding special item	*65.7%*	*13.7%*	*7.9%*	*11.8%*	*0.9%*	*100.0%*

Note: Management believes the special item is not representative of the Company's core business operations.

Pepco Holdings, Inc

Power Delivery

Tom Shaw
Executive Vice President
and Chief Operating
Officer



Today's Agenda

- **Introduction**

- **Business Overview**

- **Drivers of Value**

- **Appendix**

Business Overview



	pepco A PHI Company	**delmarva power** A PHI Company		**atlantic city electric** A PHI Company
	Electric	*Electric*	*Gas*	*Electric*
Customers	▶ 753,000	▶ 513,000	▶ 121,000	▶ 539,000
GWh	▶ 26,488	▶ 13,477	▶ N/A	▶ 9,931
Mcf (000's)	▶ N/A	▶ N/A	▶ 18,300	▶ N/A
Service Area	▶ 640 Square Miles	▶ 6,000 Square Miles	▶ 275 Square Miles	▶ 2,700 Square Miles
	▶ District of Columbia, major portions of Prince George's and Montgomery Counties	▶ Delmarva Peninsula	▶ Northern Delaware	▶ Southern New Jersey
Population	▶ 2.1 million	▶ 1.3 million	▶ .5 million	▶ 1.0 million

Note: Based on 2006 Annual Data.

Business Overview

Pepco Holdings, Inc

Combined Service Territory


Philadelphia
New Jersey
Wilmington
atlantic city electric
Maryland
Baltimore
Atlantic City
pepco
Dover
Washington D.C.
Delaware
Virginia
delmarva power
Salisbury
Virginia

Regulatory Diversity*


New Jersey 20%
Virginia 1%
District of Columbia 23%
Delaware 17%
Maryland 39%

Diversified Customer Mix*


Residential 35%
Commercial 46%
Government 10%
Industrial 9%

*2006 MWh Sales

3

Drivers of Value



Regulatory Success

Customer Growth

Operational Excellence

Infrastructure Investments

Blueprint Implementation

Driving Shareholder Value

Sales and Customer Growth by Utility

	Projected Average Annual Sales Growth 2006-2010*	Projected Average Annual Customer Growth 2006-2010
Potomac Electric Power Company	1.3%	0.8%
Delmarva Power & Light Company	0.7%	1.2%
Atlantic City Electric Company	2.2%	1.3%
Average Power Delivery	1.3%	1.1%

* Based on Weather Normalized Sales

Note: See Safe Harbor Statement at the beginning of today's presentations.

Driving Operational Excellence to Create Value

- **Focused on continuous improvement**

  - T&D Maintenance Plan

  - Vegetation Management

  - System Reliability (SAIFI/SAIDI, worst performing feeders)

- **Focused on top quartile customer service**

  - Call Center performance

  - Outage response

  - Overall customer satisfaction

Satisfied customers should lead to a supportive regulatory environment

Operational Excellence – Cost Effectiveness

- **2006 Operation and Maintenance expense is slightly less than 2005**

  - Total Operation and Maintenance reduction of $3.5 million

  - Includes $11 million of higher restoration and maintenance activities in 2006

- **Operational process improvements have offset a significant portion of 2006 cost increases, primarily inflation and rising material and fuel costs**

- **Additional process improvements will help offset future cost increases**

- **Objective is to hold 2007 Operations and Maintenance expense flat, as compared to 2006**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Infrastructure Investment Strategy



Construction Forecast *

(Dollars in Millions)	2007	2008	2009	2010	2011	5 Year Totals
Distribution:						
Customer Driven (new service connections, meter installations, highway relocations)	$ 175	$ 156	$ 161	$ 162	$ 168	$ 822
Reliability (facility replacements/upgrades for system reliability)	109	167	151	141	181	749
Load (new/upgraded facilities to support load growth)	98	72	59	92	122	443
Transmission	156	117	73	58	50	454
Gas Delivery	19	20	20	21	20	100
Information Technology	16	17	17	17	17	84
Corporate Support and Other	8	11	8	13	15	55
Total Power Delivery	$ 581	$ 560	$ 489	$ 504	$ 573	$2,707

Excludes Mid Atlantic Power Pathway (MAPP) and Blueprint projects.
Note: See Safe Harbor Statement at the beginning of today's presentations.

Infrastructure Investment Strategy – Major Transmission Projects in PJM's RTEP

	Utility	Scheduled In Service	Prior to 2007	Forecast 2007-11 (Dollars in Millions)	Project Total
New 230 kV Transmission Line and Substation to replace BL England Plant	ACE	Dec 2007	$ 27	$ 48	$ 75
New Alloway 500/230 kV Transmission Substation to alleviate PJM System overload contingency problem	ACE	May 2008	1	68	69
Transmission upgrades at the Red Lion/Kenney 500kV Substation and replacement of 230kV breakers, to relieve area congestion	DPL	Brkr - Dec 2008 Subst- May 2009	-	16	16
Southern New Castle County Family of Projects to convert several 69kV lines and substations to 138kV	DPL	June 2007	15	4	19
New Magnolia Area 138/25kV Substation- Transmission Line Portion	DPL	June 2010	-	12	12
New 230/69kV Transmission Substation at Cool Springs	DPL	June 2010	-	13	13
New 230 kV underground Transmission Lines between Palmers Corner, MD and Blue Plains, MD/DC to replace the transmission capability of Mirant's Potomac River Plant, which may be closed	Pepco	May 2007	27	54	81
Add 2nd 500/230kV Transformer at Brighton Substation	Pepco	June 2009	-	38	38
Upgrade Tower & Lines at Dickerson-Quince Orchard	Pepco	June 2011	-	20	20
Major Transmission Projects			**$ 70**	**$ 273**	**$ 343**
Other Transmission (Approximately 100 projects between $1 to $10 million each)	All			181	
Transmission Projects *				**$ 454**	

Projects included in the Regional Transmission Expansion Plan (RTEP) mandated by PJM Interconnection.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

PHI's Proposed Mid-Atlantic Power Pathway (MAPP) Project

PHI has proposed a major transmission project to PJM:

- **230 mile, 500 kV line originating in northern Virginia, crossing Maryland, traveling up the Delmarva Peninsula and into southern New Jersey**
- **Significant 230 kV lines that support Maryland, Delaware and New Jersey**
- **Cost estimate as proposed - $1.2 billion; completion by 2014**



Wylie Ridge
Prexy
Pittsburgh
502
Morgantown
Bedington
Mt. Storm
Amos
Kemptown
Doubs
Baltimore
Washington, DC
Burches Hill
Possum Pt.
Chalk Pt.
Calvert Cliffs
Cedar Creek
Steele
Salem
Dennis
Cardiff
Philadelphia
Trenton
Deans
Newark
Indian River
Vienna
Loretto
Piney Grove
AP 500kV Approved / Proposal
AEP 765 kV Proposal
PHI 500 kV Proposal
PHI 230 kV Proposal
Power Plant
Substation

Status of the MAPP Project

- **PJM is currently evaluating the MAPP Project along with other major projects**
- **PHI recently completed a siting feasibility study**
  - **No fatal flaws**
  - **Issued a detailed report to PJM**
- **Expect PJM's decision in 2nd quarter 2007**

Pepco Holdings, Inc

PHI Mid-Atlantic Power Pathway

Preliminary Cost

(Dollars in Millions)

	Pepco	Delmarva Power	Atlantic City Electric	Total
2007	$2	$2	$-	$4
2008	35	8	9	52
2009	75	105	6	186
2010	40	175	-	215
2011	18	210	5	233
2012	-	250	15	265
2013	-	135	30	165
2014	-	80	40	120
Total	**$170**	**$965**	**$105**	**$1,240**

Preliminary estimates reflect construction costs.
Recovery of costs is determined by PJM/FERC and will include more
  than PHI customers in each jurisdiction.

Note: See Safe Harbor Statement at the beginning of today's presentations.

11

PHI Blueprint for the Future

We see a future where success in our industry will be measured by companies satisfying four customer expectations:

- Better service and reliability
- Enabling customers to better control energy use
- New service offerings
- Helping the environment

The application of new technologies and processes will meet customer expectations and improve operating efficiencies:

- Advanced Metering
- Customer Information
- Distribution Automation

Programs will provide the tools customers need to move into the future:

Energy Efficiency	*Demand Response*	*Renewable Energy*
• Energy Star Appliance	• Smart Thermostat	• Net Energy Metering
• Efficient Heat Pumps	• Innovative Rate Structures	• Green Choice
• Efficient Lighting		

Decoupling and cost recovery mechanisms are the critical components that will help customers meet the challenge of the current high cost of energy without conflicting with the interests of shareholders

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

PHI Blueprint -
Preliminary Estimated Capital Cost and Timing [1]

(Dollars in Millions)

	2008	2009	2010	2011	2012 - 2014	Total
Pepco	$ 30	$ 72	$ 77	$ 79	$ 12	$ 270
Distribution Automation	4	6	8	4	2	
Automated Meter Infrastructure	20	55	58	64	10	
Meter Data Management System	5					
Smart Thermostat [2]	1	11	11	11		
Delmarva Power	$ 22	$ 64	$ 68	$ 46	$ 9	$ 209
Distribution Automation	1	4	8	6	6	
Automated Meter Infrastructure [3]	17	50	50	30	3	
Meter Data Management System	3					
Smart Thermostat [2]	1	10	10	10		
Atlantic City Electric	$ 10	$ 12	$ 12	$ 17	$ 116	$ 167
Distribution Automation	1	2	2	4	6	
Automated Meter Infrastructure	7	10	10	12	80	
Meter Data Management System	2					
Smart Thermostat [2]				1	30	
Total	$ 62	$ 148	$ 157	$ 142	$ 137	$ 646

(1) Excludes CIS improvement

(2) May be capitalized or expensed depending on program design

(3) Includes electric and gas meters

Note: See Safe Harbor Statement at the beginning of today's presentations.

13

Summary

Achieve →

+ **Regulatory Success**

+ **Customer Growth**

+ **Operational Excellence**

+ **Infrastructure Investments**

+ **Blueprint Implementation**

Deliver →

At Least 4% Annual Average Earnings Growth

Pepco Holdings, Inc

Note: See Safe Harbor Statement at the beginning of today's presentations.

14

Power Delivery

Tom Shaw
Executive Vice President
and Chief Operating
Officer



Appendix

PHI Mid-Atlantic Power Pathway

Preliminary Timeline



Cardiff
Salem
Dennis
Steele
Burches Hill
Chalk Pt
Vienna
Indian River
Possum Pt.
Calvert Cliffs
Loretto
Piney Grove
2010
Possum Point to Calvert Cliffs
2012
Calvert Cliffs to Indian River
2012
Vienna to Steele
2014
Vienna to Loretto to Piney Grove
2014
Indian River to Salem
2014
Dennis to Cardiff

- Most of the line would be built either on, or parallel to, existing right of way
- 52 miles would use existing towers
- Much of the route is along established transmission corridors through relatively rural areas

Note: See Safe Harbor Statement at the beginning of today's presentations.

Utility Regulatory Overview



Joe Rigby
Senior Vice President &
Chief Financial Officer

Regulatory Highlights

- **Reasonable settlement approved in Delmarva Power gas distribution base rate case in Delaware**

- **Three electric distribution base rate cases underway:**
  - **Delmarva Power – Maryland**
  - **Pepco – Maryland**
  - **Pepco – District of Columbia**

- **Bill Stabilization Adjustment mechanisms proposed in each rate case ***

- **"Blueprint for the Future" filed in Delaware and Maryland**

- **FERC formula rates approved and in effect June 1, 2006; will be updated May 1, 2007 for implementation June 1, 2007**

* See appendix for more information.

1

Regulatory Highlights - continued

- **Market-based default service rates in all jurisdictions except Virginia; reasonable deferral programs in place in Maryland and Delaware**

- **Default Service Margins in place**
  - **District of Columbia (Pepco) and Maryland (Pepco/Delmarva Power) – approximately 0.2 cents per kilowatt hour**
  - **Delaware (Delmarva Power) – Key component of margin is a fixed annual amount of $2.75 million, pre-tax**

- **Sale of ACE's regulated generation completed (B.L. England and its interests in Keystone and Conemaugh); net gains offset stranded costs/returned to ratepayers**

- **Virginia General Assembly passed the Electric Utility Restructuring Act; Governor to act by March 26th**
  - **Eliminates the following on December 31, 2008**
    - **Customer choice except for large industrial customers (5MW or more)**
    - **Capped rates**
  - **Requires a rate case to be filed in 2009**

Summary of Regulated Assets

(Dollars in Millions)

	Rate Base [1]	2006 Actual Capital Expenditures	2007- 2011 Capital Expenditures [2]
Distribution Rate Bases:			
Electric (Pepco, DPL and ACE)	$ 3,251	$ 349	$ 2,153
Gas (DPL)	238	16	100
Transmission Rate Base (12/31/05)	828	116	454
Total Regulated Assets	**$ 4,317**	**$ 481**	**$ 2,707**

[1] See appendix for breakdown by utility and source of rate base numbers.

[2] Forecast; excludes Mid-Atlantic Power Pathway (MAPP) and Blueprint projects.

Note: See Safe Harbor Statement at the beginning of today's presentations.

FERC Formula Rates in Place for Transmission

- **Settlement approved by the FERC April 2006**

- **ROE – 10.8% for existing facilities, 11.3% for new facilities put into service on or after January 1, 2006**

- **Rates effective June 1, 2006 and include a settlement adjustment and true-up for rates in effect since June 1, 2005, which reflected a 12.9% requested ROE ($0.07 per share negative impact in first half of 2007)**

- **New rates will be filed May 1, 2007, to be effective June 1, 2007**

- **50% / 50% sharing of pole attachment revenue**

- **Projects projected to be in-service in the current year are reflected in current rates**

- **Transmission rate base at December 31, 2005 – $828 million**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

Delmarva Power DE Gas Distribution Rate Case Settlement

(Dollars in Millions)

	Delmarva Power Gas Case			
	DPL	**Staff**	**DPA**	**Settlement**
Pro Forma Rate Base	$238	$228	$213	N/A
Equity Ratio	46.90%	46.90%	46.90%	46.90%
ROE	11.00%	9.75%	9.70%	10.25%
BSA Recommended	Yes	No	No	No [1]
Revenue Requirement	$15.0	$6.6	$7.9	$9.0 [2]
Depreciation Expense Reduction	$0.0	$2.2	$0.0	$2.1

➢Settlement approved March 20, 2007

➢Rates in effect April 1, 2007

(1)   While a bill stabilization adjustment mechanism was not adopted, the parties to the settlement have agreed to participate in a generic statewide proceeding initiated by the Commission for the purpose of investigating decoupling mechanisms for electric and gas distribution utilities.

(2)   Includes the $2.5 million increase that was put into effect on November 1, 2006.

Pepco Holdings, Inc

Electric Distribution Rate Cases - Summary

(Dollars in Millions)

	Pepco		Delmarva Power
	District of Columbia	Maryland	Maryland
Filing Date	12/12/06	11/17/06	11/17/06
Rate Base as Filed	$981	$885	$272
Equity Ratio	46.55%	46.55%	47.95%
ROE with BSA[1]	10.75%	11.00%	11.00%
ROE without BSA	11.00%	11.25%	11.25%
Request with BSA	$46.2	$47.4	$18.4
Request without BSA	$50.5	$55.7	$20.3
Residential Total Bill % Increase[2]	7.8%	3.9%	3.4%
Expected Timing of Decision	9/07	6/07	6/07
Case No./Docket No.	1053	9092	9093

(1) BSA = Bill Stabilization Adjustment Mechanism
(2) Without BSA

Note: See Safe Harbor Statement at the beginning of today's presentations.

6

Electric Distribution Rate Cases - Timeline

	Pepco		Delmarva Power
	District of Columbia	Maryland	Maryland
Staff/OPC Testimony	5/16/07	3/7/07	3/7/07
Rebuttal, Cross Rebuttal Testimony	6/7/07	4/2/07	4/2/07
Evidentiary Hearings	6/26-29/07	4/12-13,16/07	4/5-6,9/07
Initial Briefs	7/25/07	5/4/07	4/27/07
Reply Briefs	8/3/07	5/15/07	5/9/07
Expected Timing of Decision	Mid-Sept.	Mid-June	Mid-June

Note: See Safe Harbor Statement at the beginning of today's presentations.

Distribution Rate Case Summary of Positions – Pepco MD

(Dollars in Millions)

	Pepco Maryland Electric Case		
	Pepco	**Staff**	**OPC**
Adjusted Rate Base	$885	$770	$898
Equity Ratio	46.55%	47.69%	28.55%
ROE	11.00%	10.50%	8.97%
BSA Recommended	Yes	Yes	See note 1
Revenue Requirement	**$47.4** [2]	**$24.9**	**($52.6)**
Depreciation Expense Reduction	$6.3	$6.3	$50.6

(1) OPC does not recommend or reject the BSA. However, their revenue requirement recommendation assumes adoption of the BSA, and the ROE recommendation has been lowered by 81 basis points.

(2) The revenue requirement became $50.0 when data was updated to 12 months actual ended Sept. 2006.

Distribution Rate Case Summary of Positions – DPL MD

(Dollars in Millions)

	DPL Maryland Electric Case		
	DPL	**Staff**	**OPC**
Adjusted Rate Base	$272	$244	$277
Equity Ratio	47.95%	48.63%	31.44%
ROE	11.00%	10.50%	8.97%
BSA Recommended	Yes	Yes	See note 1
Revenue Requirement	$18.4[2]	$20.3	($9.1)
Depreciation Expense Reduction	($4.7)	($4.7)	$10.6

(1) OPC does not recommend or reject the BSA. However, their revenue requirement recommendation assumes adoption of the BSA, and the ROE recommendation has been lowered by 81 basis points.

(2) The revenue requirement became $25.3 when data was updated to 12 months actual ended Sept. 2006.

Pepco Holdings, Inc

9

Bill Stabilization Adjustment Mechanisms

- **Under bill stabilization adjustment mechanisms, revenue is "decoupled" from unit sales consumption and is tied to the growth in number of customers**

  - **Eliminates revenue fluctuations due to weather and changes in customer usage patterns**

- **Benefits of bill stabilization mechanisms:**

  - **Utility revenue will be more predictable and better aligned with costs**

  - **Utilities will be better able to recover fixed costs**

  - **Customer bills will be more stable**

  - **Disincentives towards energy efficiency programs are reduced**

Note: See appendix for more information.

Default Service Deferral Programs

(Dollars in Millions)

	MD - Pepco	MD - DPL	DE - DPL
Date of Supply Rate Increase	7/1/06	7/1/06	5/1/06
Total Bill Increase for Residential	39%	35%	59%
Rate Phase-In Period	12 months	12 months	13 months
Recovery Period	18 months	18 months	17 months
Recovery Begins	6/1/07	6/1/07	1/1/08
% of Participating Eligible Customers	2%	1%	47%
Estimated Maximum Deferral Balance	$1.4	$0.2	$51.4
Estimated After-Tax Interest Expense (1)	-	-	$3.0
Deferral Balance as of 12/31/06	$1.3	$0.2	$29.5

(1)   Incurred over the rate deferral and recovery period (37 months in DE)

Maryland and Delaware are transitioning to a bidding process that results in more price stability

Note: See Safe Harbor Statement at the beginning of today's presentations.

Default Service – 2007 Procurement Results

	Estimated Total Bill Percentage Change*
Pepco - District of Columbia	11.4%
Pepco - Maryland	5.8%
Delmarva Power - Maryland	4.3%
Delmarva Power - Delaware	-0.8%
Atlantic City Electric - New Jersey	10.4%

* Typical residential customer bill impact; new rates go into effect June 1, 2007

Regulatory Summary

- **Resources are in place to effectively manage and successfully complete distribution base rate cases**

- **Return to more stable regulatory and legislative environments in MD and DE; new PSC Chairman and Commissioners recently named in MD**

- **Reasonable outcome in settled Delmarva Power gas distribution case in DE**

- **MD and DC distribution rate case schedules on track for resolution in 2007**

- **Transition to competitive default supply markets complete in MD, DC, DE and NJ**

- **Reasonable default service deferral programs in place in MD and DE**

- **Filings made in DE and MD to implement PHI Blueprint**

- **Continued focus on maintaining constructive relationships with regulators**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Utility Regulatory Overview



Joe Rigby
*Senior Vice President &
Chief Financial Officer*

14

Appendix

Detailed Summary of Regulated Assets

(Dollars in Millions)

	Rate Base *	Construction Expenditures	
		2006	2007-2011
Electric Distribution Rate Bases:			
Pepco (as of Sep 2006)	$ 1,866	$ 178	$ 1,104
Delmarva (most recently filed)	730	85	556
ACE (as of Dec 2002)	655	86	493
Total	3,251	349	2,153
Gas Distribution Rate Base:			
Delmarva (as of Mar 2006)	238	16	100
Electric Transmission Rate Bases:			
Pepco (as of Dec 2005)	305	43	129
Delmarva (as of Dec 2005)	274	41	157
ACE (as of Dec 2005)	249	32	168
Total	828	116	454
Total Regulated Assets	$ 4,317	$ 481	$ 2,707

* DPL and Pepco Maryland electric rate base and Pepco DC electric rate base data are taken from the 2006 base rate case filings. ACE electric rate base data is taken from the 2002 base rate case filing. DPL Delaware and Virginia electric rate base and Delaware gas rate base data are taken from the most recent reports filed with the regulatory commissions between December 31, 2005 and September 30, 2006. Such reports are developed in accordance with commission instructions, which are not necessarily the same as, and do not necessarily reflect, the filing position in all respects.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Power Delivery Regulatory Summary

	Maryland	District of Columbia	Delaware	New Jersey	Virginia
2006 MWh Distribution Sales[1]	39%	23%	17%	20%	1%
Retail Distribution Rate Caps	Caps expired December 2006	Through August 2007 (unless FERC transmission rates increase more than 10%)	Caps expired April 2006	No caps	Through December 2010 (with exceptions) [2]
Default Service	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/KWh margin to Pepco / DPL	Provided through a PSC approved wholesale bidding process; approximately 0.2¢/KWh margin to Pepco	Provided through a PSC approved wholesale bidding process; fixed annual margin of $2.75M	Provided through a BPU approved wholesale bidding process	Provided through DPL managed competitive bidding process
Recent Rate Case Outcomes	Distribution rate cases pending (Pepco and DPL)	Distribution rate case pending	Transmission service revenue filing pending ($6.2 M); electric distribution base rate case, annual pre-tax earnings decrease of $2.7 M effective 5/06 ; gas distribution base rate case, annual pre-tax earnings increase of $11.1M effective 4/07	Electric distribution base rate case, annual pre-tax earnings increase of approximately $20M effective 6/05	None [2]

(1) As a percentage of total PHI distribution sales.
(2) Virginia Electric Restructuring Act proposes that rate caps terminate effective December 31, 2008. The Act also requires a rate case to be filed in 2009.

Default Service Auction/Bidding Process

	MARYLAND (Pepco/Delmarva Power)	DISTRICT OF COLUMBIA (Pepco)	DELAWARE (Delmarva Power)	NEW JERSEY (Atlantic City Electric)
Transition to Competitive Market	July 2004	February 2005	May 2006	August 2003
Procurement	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Public Service Commission approves and monitors competitive SOS bid process Power acquired in multiple tranches each bid year to limit market timing risk	Board of Public Utilities approves and conducts state wide BGS auction process Power acquired in state-wide auction
Pricing	Residential is transitioning to rolling 2-year contracts; 25% bid out two times per year Small commercial customers have 1-year contracts, bidding annually; medium commercial customers bid quarterly; large commercial customers receive hourly prices	Residential and small commercial have transitioned to rolling 3-year contracts Large commercial customers have transitioned to 2-year rolling contracts	Residential and small commercial are transitioning to rolling 3-year contracts Large commercial customers (transmission level) receive hourly prices; all others have 1-year contracts	Power acquired in rolling 3-year contracts with 1/3 acquired each year Large commercial customers over 1000kW on hourly prices
Switching Restrictions	None	None on residential customers; commercial customers returning to fixed priced SOS must stay for 12 months	None	None
Default Service Retail Pricing	Residential prices reset on June 1 and Oct 1; small commercial prices reset on June 1; medium commercial prices reset four times per year	Prices reset each June 1	Prices reset each June 1	Prices reset each June 1

Pepco Holdings, Inc

18

Bill Stabilization Adjustment Mechanism - Example

Distribution Sales and Revenue

Illustrative Data

	Test Year	Rate Year		
		Mild Weather	**Normal Weather**	**Severe Weather**
Residential Sales - MWh	6,000,000	5,785,500	6,090,000	6,394,500
Residential Customers	500,000	507,500	507,500	507,500
Normal Rate Process				
Approved Residential Revenues (1,000's)	$ 150,000	$ 144,638	$ 152,250	$ 159,863
Bill Stabilization Process				
Initial Residential Revenues (1,000's)	$ 150,000	$ 144,638	$ 152,250	$ 159,863
Bill Stabilization Adjustment (1,000's)		$ 7,613	$ -	$ (7,613)
Total Revenue (1,000's)		$ 152,250	$ 152,250	$ 152,250
Approved Revenue per Customer	$ 300	$ 300	$ 300	$ 300



A New Generation of Energy

David M. Velazquez

President and CEO, Conectiv Energy



Business Overview

conectiv energy

A New Generation of Energy

An Eastern PJM, mid-merit focused business.

Pepco Holdings, Inc

Conectiv Energy Generating Facilities


PA
NJ
MD
DE
VA

2006 Capacity (4,182 MW)


Units Under Contract, 12%
Peaking Units, 15%
Coal, 8%
Oil-Fired Steam, 13%
Gas Combined Cycle, 52%

Financial	
Property, Plant & Equipment – 12/31/06	$1,289 M
2005 Earnings	$ 48 M
2006 Earnings	$ 47 M
Total Inter-Company Debt	$ 690 M

Currently Well-Positioned



- Conectiv Energy believes it has a sustainable competitive advantage in PJM due to its:
  - Unique plant operating characteristics
  - Favorable plant locations
  - Dual fuel capability at all combined cycle plants
  - Intimate knowledge of the PJM market place

- Continued additions to our gas transportation and storage portfolio enhance our capability to take advantage of fuel switching and gas market opportunities.

- Conectiv Energy believes that improving PJM market conditions present upside for its units, and potential opportunities for additional strategic investments.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Looking Forward – Building on a Solid Platform


Increasing Value of Existing Assets
Managing Challenges
Investing in New Opportunities
Driving Shareholder Value

Increasing Value of Existing Assets

Strengthening PJM Market



- **Supply and demand are coming back into balance in eastern PJM**
  - Peak load continues to grow with very little capacity being added.
  - "High" energy price hours increasing – 19 hours of PJM East Hub LMP > $300/MWh in 2006 vs. 6 hours in 2005 and 0 hours in 2004.

- **PJM's Reliability Pricing Model (RPM) was approved by the FERC**
  - Auctions currently scheduled as follows: April for 2007/08 Planning Year, July for 2008/09, October for 2009/10.
  - All of Conectiv Energy's units, except Bethlehem, are located in the Eastern MAAC LDA Zone.

- **Forward gas spark spreads have improved over the past year.**

- **Development of "Neptune" and "VFT" transmission projects are expected to remove substantial amounts of energy from eastern PJM to New York.**

These market developments are expected to add value to Conectiv Energy's assets.

Improving Spark Spreads





Additional Sources of Margin

Our business model of capturing value through asset flexibility and location premiums continues to work well.

2006 Merchant Generation & Load Service Margin



2005 Merchant Generation & Load Service Margin



High Availability and Value Capture

Plant availability and economic value capture (on-dispatch level) continues at high levels.



Additions to Existing Assets

Pepco Holdings, Inc

Completed (2006)

- Increased Edge Moor Units 3 and 4 maximum economic output by a total of 7 MW.

- Increased operating flexibility of Edge Moor Unit 5 to allow unit to cycle on and off each day when economic.

- Added 20,000 Dt/day of firm long-haul natural gas transportation and 2.6 Bcf of storage under a 2 year contract.

Planned (2007)

- Increase Edge Moor Unit 5 capacity by 5 MW.

- Increase Hay Road and Bethlehem maximum economic output by a total of 150 to 200 MWs (via fog intercooling) to capture additional profit opportunities during high cost periods.

- Add 1.0 Bcf of natural gas storage.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Managing Challenges

Update on Delaware Multi-Pollutant Regulations

Regulations

– Final regulations issued on November 15

– Impacts plants fueled with coal and residual (No. 6) oil

– Requires plants to meet specific emission levels for NO_x, SO_2, and mercury

– Reductions to occur in two stages, 2009 and 2012 (2013 for mercury)

Impact on Conectiv Energy

– Affects Edge Moor Units 3 and 4 (260 MW coal-fired) and Unit 5 (445 MW oil-fired)

– Will require significant reductions in emissions from affected units

Status

– Conectiv Energy, NRG and the City of Dover filed appeals with the Environmental Appeals Board and complaints with the Delaware Superior Court in late 2006

– Decision on appeal and complaint may take 12 months

Impact of Delaware Multi-Pollutant Regulations

Range of Potential Compliance Options

	Potential Solution – Using New Technology		Existing Technology	
	2009	**2012**	**2009**	**2012**
Units 3 & 4 SO₂ NOx Mercury	TRONA Hybrid SNCR Carbon Injection	Nothing Additional	Same as first option	Wet Scrubbers SCR
Unit 5 SO₂ NOx	Low Sulfur Oil Hybrid SNCR	--	Same as first option	SCR
Capital Cost	$50 M		$250 M	

Schedule	
Jan – May	Unit testing and Modeling for TRONA and Hybrid SNCR
June	Finalize Compliance Plan
July	Submit Plan to DNREC

Compliance may require a combination of elements from both options. The economic viability of the units at a high level of expenditures is being evaluated.

Note: See Safe Harbor Statement at the beginning of today's presentations.

12

Finding New Opportunities

Evaluating New Opportunities

conectiv energy
A New Generation of Energy

Pepco Holdings, Inc

General Market Criteria	
Supply excess ending	⇒ Occurring
Increasing forward prices for capacity	⇒ Occurring
Increasing spark spreads (energy margins)	⇒ Occurring
Regulatory stability at FERC and PJM concerning market rules	⇒ Highly Likely

Specific Investment Criteria

Low to average technology risk

Prefer eastern PJM locations

Manageable impacts of potential new environmental regulations

Positive earnings impact

Total return level above the cost of capital

Current Options Under Consideration

Delaware RFP Response
- Bid submitted in response to Delmarva Power RFP in Delaware
- 180 MW, dual fuel combined cycle plant at existing Hay Road site
- $140 - $160 million cost; 2011 commercial operation date

Delta Site
- Utilizes combustion turbines in inventory
- 540 MW dual fuel combined cycle plant at new Delta, PA site (air permits received)
- $350 - $400 million cost, 2010-2012 commercial operation date

Stand alone CT Project (s)
- 100 MW dual fuel combustion turbine at new or existing site
- Based on GE LMS100 technology – very flexible and efficient CT unit
- $70 - $75 million; commercial operation as early as 2009

Note: See Safe Harbor Statement at the beginning of today's presentations.

15

Hedging Update

Hedge Update

Percentage of Total Merchant Generation & Load Service

2006 Gross Margins by Source



Fuel Switching (1%)
Ancillary Services (10%)
Hedging and Load Service (24%)
Capacity (7%)
Locational Value (7%)
Energy (51%)

On Peak Power Hedges (MWh basis)		
Hedge Period	**Target**	**12/31/06**
Months 1-12	50-100%	116%
Months 13-24	25-75%	78%
Months 25-36	0-50%	25%

Expected generation output is well hedged for 2007. Other products such as locational value and ancillary products can only be partially hedged.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

Financial Information

Gross Margins



Merchant Generation and Load Service Gross Margins

Energy Marketing Gross Margin (dollars in millions)		2005	2006	2007	2008
	Forecast	$15-$25	$15-$25	$15-$25	$15-$25
	Actual	$11	$25		

Note: See Safe Harbor Statement at the beginning of today's presentations.

19

Gross Margin Drivers

2007 gross margins should be higher:

↑ Higher capacity prices

↑ Improved margins on standard product hedges

↑ Higher output, reflecting improved supply/demand fundamentals

↑ Re-pricing of default electricity supply contracts

↓ Ancillary services revenue

2008 gross margins should continue to increase:

↑ Capacity prices are in effect for full calendar year

↑ Improved margins on standard product hedges

↑ Additional re-pricing of default electricity supply contracts

↔ No material increase in output

↓ Lowered margins from fuel hedges

Note: See Safe Harbor Statement at the beginning of today's presentations.

Gross Margin Sensitivities

Driver	Current Market Prices [3]	Estimated Gross Margin Change (Dollars in Millions) [1], [2]	
		Change	2007
Eastern MAAC Capacity Price	2007 - $160/MW-day [4]	+ $50/MW-day [4]	< 1
		- $50/MW-day [4]	< -1
Natural Gas/Oil/Electricity	2007 - Tetco M3 Gas = $8.9/mmBtu; Del'd #6 Oil = $7.9/mmBtu; West Hub Onpk = $73/MWh	+ $2/mmBtu & + $10/MWh	6
		- $2/mmBtu & - $10/MWh	6
West Hub/Tetco M3 Gas Spark Spread	2007 - Gas Spark Spread = $1.8/MWh; (Summer = $27.2/MWh)	+ $4/MWh	10
		- $4/MWh	-1
CESI Unit On Dispatch Factor	2007 - On Dispatch Target = 93.5%	+ 2% On Dispatch	6
		- 4% On Dispatch	-12

(1) Based on current forward market prices and current positions of Conectiv Energy's portfolio, calculated using internal models. These estimates will change over time due to changes in forward market prices and/or changes in positions of Conectiv Energy's portfolio.

(2) Linear extrapolation of estimated changes shown to other data points is not necessarily valid.

(3) Current market prices for 2007 are based on forward prices from industry publications and broker quotes from mid-February, 2007. The 2007 market prices include actuals through mid-February, 2007.

(4) Capacity price change for 2007 only reflects market price changes starting in June, 2007 with the implementation of PJM's Reliability Pricing Model (RPM).

Note: See Safe Harbor Statement at the beginning of today's presentations.

Projected Capital Expenditures

Dollars in Millions	2007	2008	2009	2010	2011
"Base" Amount	$14	$15	$16	$19	$15
Environmental					
- DE Multi-Pollutant	14	17	1	10	8
- Other	2	3	3	-	5
Growth					
- Delta Site (Total Cost = $350)	-	12	15	61	147
Total	$30	$47	$35	$90	$175

Note: See Safe Harbor Statement at the beginning of today's presentations.

Summary

- We have been achieving forecast gross margins.

- Operating performance has continued to be good.

- Earnings are expected to grow steadily.

- New state environmental regulations will require significant capital expenditures at some units.

- Energy market conditions are improving (forward capacity prices and gas spark spreads increasing).

- Our strategy should bring increasing value to PHI's investors.



A New Generation of Energy

David M. Velazquez

President and CEO, Conectiv Energy



Appendix A

Generation Plant Information

Generation Plants – Type, Location & Rated Capacity



PA
Bethlehem
Other
Edge Moor/
Hay Road
Pedricktown
Christiana
Mickleton
Sherman Avenue
West
NJ
Cedar
Deepwater
MD
Missouri Avenue
Delaware City
Cumberland/Carll's Corner
DE
Middle
Crisfield
Chesapeake
VA
Tasley
Bayview

Coal Fired Baseload	MW
Edge Moor 3 & 4	260
Deepwater 6	80
Oil /Gas Fired Steam	**MW**
Edge Moor 5	445
Deepwater 1	86
Gas Combined Cycle	**MW**
Hay Road Units 1-4	545
Hay Road Units 5-8	545
Bethlehem Units 1-8	1,092
Peaking Units	**MW**
Cumberland 1	84
Sherman Avenue 1	81
Middle 1-3	77
Carll's Corner 1 & 2	73
Cedar 1 & 2	68
Missouri Avenue B,C,D	60
Mickleton 1	59
Christiana	45
Edge Moor Unit 10	13
West Sub	15
Delaware City	16
Tasley 10	26
Crisfield 1-4	10
Bayview 1-6	12
Generation Capacity Under Contract	**MW**
Chesapeake	315
Other	60
Pedricktown	115

26

Annual capacity factors and output by fuel type (2002-2008)[1]



	2002		2003		2004		2005	
	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor
Coal Fired Baseload	1,777	59%	1,934	64%	1,854	62%	1,757	59%
Oil/Gas Fired Steam	653	14%	922	21%	523	11%	675	15%
Combined Cycle	1,740	17%	2,290	13%	2,635	13%	2,976	16%
Peaking Units	188	4%	117	2%	150	3%	191	3%

	2006		2007 estimate		2008 estimate	
	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor	Output (GWh)	Capacity Factor
Coal Fired Baseload	1,814	61%	1,790-1,970	60%-66%	1,790-2,030	60%-68%
Oil/Gas Fired Steam	115	2%	230-560	5%-12%	230-600	5%-13%
Combined Cycle	2,082	11%	2,340-3,500	12%-18%	2,340-3,500	12%-18%
Peaking Units	132	2%	110-300	2%-5%	110-400	2%-6%

(1) See previous slide for listing of individual power plants; excludes contracted assets.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Financial Reporting- Overview



- For external reporting purposes we have revised our business breakdown to show two areas of gross margin reporting:
    - Merchant Generation & Load Service
    - Energy Marketing

- Full Requirements Load Service was added to Merchant Generation to reflect the fact that Conectiv generation is used to hedge a significant portion of the load service obligation in 2006 and in future years.

- Merchant Generation & Load Service consists primarily of:
    - Electric power, capacity, and ancillary services sales from generating plants
    - Tolling arrangements entered into to buy or sell energy and other products
    - Hedges of power, capacity, fuel and load
    - The sale of excess fuel and emission allowances
    - Competitively bid power sales to utilities to fulfill their default electricity supply obligations
    - Fuel switching activities from certain generating plants

- Energy Marketing consists primarily of:
    - Wholesale natural gas marketing
    - Fuel oil marketing
    - Activities of the Real-Time Power Desk, which identifies and captures price, locational, or timing differences between and within power pools
    - Operating services provided to an unaffiliated power plant (through Oct 2006)





John Huffman

President and
Chief Operating Officer

Pepco Energy Services – Business Overview

- PES provides retail energy supply and energy services to commercial and industrial (C&I) customers

- Retail electric supply is PES's main business driver

- Complements PHI's regulated utility business; opportunity to serve customers who choose to shop

- PES also owns:
  - 800 MW of peaking generation in Washington, DC
  - 2 transmission and distribution construction/service companies serving utility and infrastructure needs



**PES Retail
Electric Supply Markets**

Independent System Operator

- PJM
- New York ISO
- New England ISO

PES's Competitive Edge

- A wide range of product offerings differentiates PES from its competitors and provides additional earnings
  - Retail natural gas supply
  - Energy efficiency services

- Relationship-based Sales Team
  - 14 local sales offices
  - Attract and retain best salespeople

- Conservative Supply Acquisition
  - Manage toward a flat book; no speculative trading
  - Weather variability impacts margins

- Strong Operations and Back Office
  - Customer-centric operations
  - Extensive market knowledge
  - Competitive pricing
  - Contract optionality creates value for both PES and customer by taking advantage of changes in wholesale versus SOS rates

Looking Forward - Building on a Solid Platform



Load Growth
Optimize Margins, Manage Risk
New Market Penetration
Energy Services
Driving Shareholder Value

pepco Energy Services

Retail Energy Supply

Retail Energy Supply – Sales Activity

Electric Contract Signings
(million MWh)



- **A confluence of events helped make 2006 a record year for new contract signings**

- **Signed contracts up 119% over 2005**

- **Average new contract length approximately 1.5 years**

Electric Retention Rate
(based on MW)



- **Customer retention rate has held steady at roughly 60%**

Retail Energy Supply – Load Growth

Load Served
(MW)



- **Load served has increased 74% since year-end 2005**

Retail Electric Delivered Volumes
(GWh)



- **Electric deliveries increased 6% over 2005**

6

Retail Energy Supply – Backlog

Total Estimated Electric Backlog
(million MWh)



- **Brisk sales activity doubled total estimated backlog from year-end 2005**

- **Contract backlog provides longer-term stability**

- **Solid foundation for continued growth**

Retail Electric Backlog – Year of Delivery
(million MWh)



Retail Energy Supply – Gross Margin



Electric Realized Gross Margin per MWh

- 2006 results benefited from one-time gains on sale of excess supply and more favorable supply costs

- PES believes that a $3/MWh range for gross margins is achievable over the long-term

- Margins vary seasonally due to seasonal supply costs versus primarily fixed-price retail contracts

- Weather variability can significantly impact margins

Note: See Safe Harbor Statement at the beginning of today's presentations.

Market Update

- PES maintains a strong position in core PJM markets

Marketer	Market Share	MW Under Contract	Markets
Constellation NewEnergy	23%	15,200	National, Canada
Reliant Energy	12%	7,840	Texas, PJM
Suez Energy Resources	6%	3,850	National
TXU Energy	6%	3,800	Texas
Pepco Energy Services	**5%**	**3,540**	**PJM, NYISO**
Strategic Energy	5%	3,300	National

  KEMA Retail Marketer Survey, August 2006

  - Load in core PJM markets alone grew 60% in 2006
  - PJM remains strong market for competition



ME

PA

IL

■ Core PJM Markets

■ Recently Entered

- PES is taking a measured approach to expansion
  - Served 400 MW at year-end 2006 in New York, Illinois and Massachusetts

  - Significant opportunity exists within these new markets for continued growth

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

Market Potential


C&I Electric Market Size (GW)
0
10
20
30
PA
NJ
MD
DC
DE
NY
I L
MA
TX
CT
ME
Switched
Un-Switched

Core PJM Markets

- PES holds strong competitive position
- Most PA utilities' rate caps scheduled to expire in 2009 and 2010

Recently Entered Markets

- Large markets, with healthy switching rates
- Large growth potential relative to PES's Core PJM markets

Possible Future Expansion Markets

- Texas is the largest market
- Activity picking up in Connecticut
- Evaluation of these markets on-going
- No other candidate markets available at this time

- Relatively stable regulatory environment for C&I sector

pepco Energy Services

Source: EIA, KEMA, Internal analysis

Energy Services

Energy Services

- Energy efficiency services differentiate PES; services include:
    - Energy savings performance contracting, principally to federal, state and local government customers
    - Combined heat and power (cogeneration)



Value of Performance Contracts Signed

(millions $)

As of 12/31/06

- Growth driven by success in signing contracts
- Stable gross margins: 20% to 30%[1]
- Typical project length up to 18 months, but often have long-term O&M component

- Becoming increasingly important because of higher energy prices and environmental concerns

Note (1): Historical and forward-looking; see Safe Harbor Statement at the beginning of today's presentations.

12

Energy Services

- PES has long term contracts that provide earnings stability

  - Central thermal energy systems in Atlantic City, NJ and Wilmington, DE

  - 23 MW combined heat and power project for National Institutes of Health (NIH)

  - O&M contracts for energy savings performance contracts

Long-Term On-going Services Backlog
(% by market)



■ Central Thermal Energy
■ NIH
■ O&M

- Contract backlog over $660 million
- Varying terms of up to 20 years

Recent Results

Earnings Growth



PES Net Income
(millions $)

- 2006 earnings driven by:

  – Growth in the electric business, augmented by one-time gains on sale of excess supply

  – Offset by poor performance of the power plants and impairment charges primarily related to the sale of underperforming energy services businesses

  – Natural gas business was not a significant factor in results

Summary

PES Summary

During 2006, PES:

Load Growth → Increased its load by 74% and the retail markets continue to be favorable for PES to acquire and retain customers

Optimize Margins, Manage Risk → Obtained excellent gross margins, driven in part by gains from the sale of excess supply

New Market Penetration → Met its expansion goals into Illinois, New York, and Massachusetts

Energy Services → Energy services added significant earnings and differentiates PES from its competitors

PES increases shareholder value





John Huffman

President and
Chief Operating Officer

Appendix

PES Gross Margins by Business

Pepco Energy Services	Three Months Ended December 31,		Twelve Months Ended December 31,	
(Millions of dollars)	2006	2005	2006	2005
Retail Electric Sales (GWh)	3,990	2,801	13,656	12,842
Operating Revenue	$ 463.4	$ 387.9	$ 1,668.9	$ 1,487.5
Cost of Goods Sold	426.7	351.2	1,531.1	1,357.5
Gross Margin	36.7	36.7	137.8	130.0
Gross Margin Detail:				
Retail Energy Supply	21.1 (1)	16.9	68.0 (1)	56.0
Energy Services	15.5 (2)	15.7	61.0 (3)	53.8
Power Generation	0.1 (4)	4.1	8.8 (4)	20.2
Total	36.7	36.7	137.8	130.0
Operation and Maintenance Expenses	18.7	19.7	69.4	73.1
Depreciation	3.0	4.4	11.8	14.5
Impairment Loss (Adjustment)	(0.2)	-	18.9 (5)	-
Operating Expenses	21.5	24.1	100.1	87.6
Operating Income	$ 15.2	$ 12.6	$ 37.7	$ 42.4

(1) Retail Energy Supply gross margin increased quarter-over-quarter and year-over-year primarily due to higher electric volumes, more favorable supply costs and gains on the sale of excess supply partially offset by mark-to-market losses on de-designated hedges.

(2) Energy Services gross margin decreased quarter-over-quarter due to divestitures in 2006 partially offset by higher construction activity and improved fuel costs in the thermal energy business.

(3) Energy Services gross margin increased year-over-year due to higher construction activity and higher thermal energy sales.

(4) Power Generation gross margin decreased for the quarter and year-to-date compared to 2005 due to lower generation output.

(5) Impairment loss on certain Energy Services assets.

Pepco Holdings, Inc

pepco Energy Services

PHI Financial Overview



Joe Rigby
Senior Vice President &
Chief Financial Officer

Financial Objectives

- ## Deliver Value

  - ➤ Achieve average annual utility earnings growth of at least 4%

  - ➤ Continue growth of competitive energy businesses to supplement utility earnings

  - ➤ Grow dividend commensurate with utility earnings growth

- ## Strengthen Financial Position

  - ➤ Achieve and maintain an equity ratio in mid-40% area by the end of 2008

  - ➤ Achieve and maintain a PHI corporate credit rating of BBB+/Baa1 or higher

  - ➤ Maintain liquidity position to provide financial flexibility

  - ➤ Achieve supportive regulatory outcomes

Note: See Safe Harbor Statement at the beginning of today's presentations.

PHI Financial Performance

Actual Earnings Per Share

Earnings Per Share excluding Special Items

Year Ended December 31,			Year Ended December 31,	
2006	2005		2006	2005
$1.00	$1.60	Power Delivery	$1.00	$1.19
$0.25	$0.25	Conectiv Energy	$0.21	$0.26
$0.11	$0.14	Pepco Energy Services	$0.18	$0.14
$0.26	$0.23	Other Non-Regulated	$0.26	$0.19
($0.32)	($0.26)	Corporate & Other	($0.32)	($0.26)
$1.30	$1.96	**Total PHI**	$1.33	$1.52

Note: Management believes the special items are not representative of the Company's ongoing business operations. See Appendix for details.

2006 Financial Performance - Drivers

2005 Earnings Per Share Excluding Special Items $ 1.52

Power Delivery
- Weather .... (0.17)
- Network Transmission Rate True-up .... (0.06)
- 2005 Unbilled Revenue Adjustment 0.04
- Operation and Maintenance Expense 0.02
- Other, net .... (0.02)

Conectiv Energy
- Merchant Generation & Load Service .... (0.05)
- Energy Marketing 0.05
- Operation and Maintenance Expense .... (0.02)
- Other, net .... (0.03)

Pepco Energy Services
- Retail Energy Supply 0.07
- Energy Services 0.02
- Other, net (primarily power plant activity) ...... (0.05)

Other, net 0.01

2006 Earnings Per Share Excluding Special Items $ 1.33

Note: See appendix for details.

Sales, Customer and Usage Trends

Residential weather adjusted sales have trended downward, as compared to 2005, driven by lower usage per customer

- ▪ **Increased SOS supply cost and higher overall energy prices are having an impact**

- ▪ **Service territory economies are growing at a slower pace**



Weather Adjusted Metered Residential Sales
Change Versus Prior Year

Legend: WA Sales, No. of Customers, Usage per Customer

Note: See Safe Harbor Statement at the beginning of today's presentations.

4

Construction Expenditures – Driver of Earnings Growth



Construction Expenditures [1]

Millions

	2006 Actual [2]	2007	2008	2009	2010	2011
Total	$507	$630	$618	$535	$603	$758
Competitive	$26	$49	$58	$46	$99	$185
Distribution	$365	$425	$443	$416	$446	$523
Transmission	$116	$156	$117	$73	$58	$50

■ Transmission   ■ Distribution   □ Competitive

[1] Excludes Mid-Atlantic Power Pathway (MAPP) and Blueprint projects.

[2] Construction expenditures include cash and accruals.

Note: See Safe Harbor Statement at the beginning of today's presentations.

5

Construction Expenditures Comparison

Dollars in Millions	2007	2008	2009	2010	2011
2006 10-K	$ 630	$ 618	$ 535	$ 603	$ 758
2005 10-K	505	500	480	492	N/A
Change	$ 125	$ 118	$ 55	$ 111	

Key Drivers of Change	2007	2008	2009	2010	2007-2010
Power Delivery:					
Reliability	$ 21	$ 51	$ 33	$ 33	$ 138
Load Growth	41	24	2	2	69
Customer Driven	10	-	-	-	10
Transmission Capacity	17	15	-	-	32
Other	15	-	-	-	15
	$ 104	$ 90	$ 35	$ 35	$ 264
Competitive Businesses:					
DE Multi-Pollutant Regulations	$ 14	$ 17	$ 1	$ 10	$ 42
Generation Capacity Additions	-	12	15	61	88
Other	7	(1)	4	5	15
	$ 21	$ 28	$ 20	$ 76	$ 145

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc.

Potential Additional Construction Expenditures

Rate Base Related

- **MAPP Project**
  - FERC authorized ROE is 11.3% for new facilities, AFUDC earned during construction
  - Estimated project total of $1.2 billion spent 2008 - 2014

- **Blueprint**
  - Assumes reasonable regulatory returns on investment
  - Estimated project total of $650 million spent 2008 – 2014

Compliance Related

- **Conectiv Energy's compliance with Delaware's Multi-pollutant regulations – up to $200 million (in addition to the $50 million in the construction budget) spent 2008 – 2011**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Net Cash from Operating Activities vs. Construction Expenditures and Dividends



(1) Adjusted cash from operations. See appendix for reconciliation.

(2) Cash from operations reflects various inputs, including regulatory and energy price assumptions that impact the utilities and competitive energy businesses.

(3) Dividend amount is based on the current annualized dividend rate of $1.04 per share. The dividend level is reviewed quarterly by the Board of Directors

NOTE: See Safe Harbor Statement at the beginning of today's presentations.

Capital Structure Objectives

- **Since year-end 2002, we have paid down over $1.1 billion of debt**

- **At 12/31/06 our consolidated equity ratio was 42%*; nearing our objective to achieve an equity ratio in the mid-40% range**

- **By the end of 2008, we intend to achieve an equity ratio in the mid-40% range for the consolidated company and in the high 40% range for each of the utilities**

- **Financing needs will be met with a mix of debt and equity to achieve and maintain an equity ratio in our targeted ranges**

	12/31/06 Equity Ratio*	Target Range
PHI	**42%**	**Mid 40%**
Pepco	**44%**	**High 40%**
Delmarva Power	**45%**	**High 40%**
Atlantic City Electric	**48%**	**High 40%**

* Calculation excludes securitized debt and long-term project funding; includes capital lease obligations and unamortized debt premium/discount. See appendix for details.

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

Credit Rating Objective…

Achieve and maintain a PHI corporate credit rating of BBB+/Baa1 or higher

- Provides cushion against market downturns or economic events
- Ensures adequate access to capital markets under most conditions
- Provides lower cost to utility customers

PHI's plan to achieve this objective:

- Continue to maintain a low risk profile
- Continue to focus on investment in infrastructure and excellence in utility operations
- Continue to demonstrate constructive regulatory outcomes
- Meet financing needs with a mix of debt and equity to achieve and maintain a consolidated equity ratio in the mid 40% range

Pepco Holdings, Inc

Credit Facility Borrowing Capacity

(Dollars in Millions)

	Pepco Holdings, Inc.	Operating Utilities	Total
Credit Facility Capacity	$ 700	$ 500	$ 1,200
CP Outstanding	36	159	195
LOC Outstanding	253	5	258
Total Outstanding	289	164	453
Total Unused Capacity at 12/31/06	$ 411	$ 336	$ 747

This five year facility matures in 2011 and provides for the option of one year extensions annually.

Cross-Border Leases

- **Current Status – IRS Audit**
  - ➤ The IRS is challenging tax benefits associated with certain sale-leaseback transactions with tax-indifferent parties.

  - ➤ On June 9, 2006, the IRS issued its final Revenue Agent's Report (RAR) for its audit of PHI's 2001 and 2002 income tax returns which disallows the tax benefits claimed by PHI for these tax years.

  - ➤ PHI filed a protest letter in August 2006 against the proposed adjustments. We anticipate an appeals meeting in late 2007.

  - ➤ PHI believes the IRS issue will most likely take several years to resolve.

  - ➤ PHI's leveraged lease portfolio under audit generates approximately $57 million per year in tax benefits and is a major component of PHI Investments' annual earnings of approximately $35 million.

- **Current Status – Proposed Tax Legislation**
  - ➤ On February 1, 2007, the U.S. Senate passed the Small Business and Work Opportunity Act of 2007 which includes a provision that would apply passive loss limitation rules to leases with foreign tax indifferent parties.

  - ➤ On February 16, 2007, the U.S. House of Representatives passed the Small Business Relief Act of 2007 which does not include any provision that would modify the current treatment of leases with tax indifferent parties.

  - ➤ The U.S. House of Representatives and the U.S. Senate are expected to hold a conference in the near future to reconcile the differences.

- **Future Considerations**
  - ➤ FAS 13-2 (Accounting for Leases) as amended, would require a re-pricing of the leases if there is a change in the timing of cash flows.
    - ▪ One time earnings charge to reverse a portion of prior years' earnings
    - ▪ Earnings would be recognized in future periods

Pepco Holdings, Inc

PCI Energy Leasing Portfolio

Potomac Capital Investment (PCI)
As of December 31, 2006

Year	Country	Asset Description	% Owned	Lease Expiration	Book Value ($ in Millions)
94	Netherlands	Co-Fired Generation (210 MW)	35%	2017	$ 92
95	Australia	Co-Fired Generation (700 MW)	100%	2019	181
99	Netherlands	Gas Transmission/Distribution	100%	2025	234
99	Netherlands	Gas Transmission/Distribution	100%	2025	144
01	Austria	Hydro Generation (781 MW)	56%	2035	235
02	Austria	Hydro Generation (184 MW)	100%	2030-36	154
02	Austria	Hydro Generation (239 MW)	100%	2033-42	202
02	Austria	Hydro Generation (80 MW)	100%	2039	80
					$ 1,322

Stable, Secure Dividend

- **Indicated annual dividend of $1.04 per share**

- **Current dividend yield is 23% higher than the average dividend yield for companies in the S&P Electric Utilities Index**

- **Dividend growth commensurate with utility earnings growth**



Attractive Dividend Yield

Notes: Dividend yield = Annual dividend per share / common stock price per share

Pricing data as of March 14, 2007

Source for S&P Electric Utilities information is Thomson Financial

See Safe Harbor Statement at the beginning of today's presentations.

Total Return – 2004 through 2006



Pepco Holdings Total Shareholder Return vs. S&P 500 and S&P 400 MidCap Electrics

Source: Thomson Financial

Opportunities and Challenges

We recognize the challenges…

- **Regulatory environment**
  - **History of constructive results**
  - **Experienced regulatory team staffed to effectively manage multiple cases**

- **Lower Power Delivery sales growth**
  - **Proposed Bill Stabilization Adjustment mechanism "decouples" revenue from per unit consumption**

And the opportunities…

- **Rate case contributions**
- **Higher utility infrastructure investments (T&D)**
- **Implementation of PHI's Blueprint**
- **Stable service territory with organic growth**
- **Recovery of the PJM wholesale energy market and implementation of the Reliability Pricing Model (Conectiv Energy)**
- **Continued C&I load growth and measured expansion (Pepco Energy Services)**

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

Why Invest in PHI?

- *Stable Earnings Base* **- Derived primarily from regulated T&D utility businesses**

- *Earnings Growth Potential* **- Driven by constructive regulatory outcomes, T&D utility infrastructure investments and competitive energy businesses**

- *Secure Dividend* **- Current dividend yield is 23% higher than the average dividend yield for companies in the S&P Electric Utilities index[*]**

* Pricing data as of March 14, 2007

Note: See Safe Harbor Statement at the beginning of today's presentations.

PHI Financial Overview



Joe Rigby
Senior Vice President &
Chief Financial Officer

18

Appendix

Sales and Financial Information

Potomac Electric Power Company

Electric GWh Sales		

	Delivered Sales [1]	SOS Sales
2006 Actual	26,488	15,462
Projected:		
2007	27,000	12,500
2008	27,300	12,700
2009	27,700	12,900
2010	28,100	13,100

Capital Expenditures and Depreciation		

	Capital Expenditures	Depreciation & Amortization
	(Millions)	
Projected:		
2007	$272	$167
2008	$238	$152
2009	$205	$153
2010	$231	$157
2011	$287	Not Available

1/ Weather normalized GWh sales for 2006 were 26,719; 2007-2010 shown as weather normalized

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

Sales and Financial Information

Delmarva Power & Light Company

	Electric GWh Sales		Gas Mcf (000's) Sales
	Delivered Sales [1]	**SOS Sales**	**Gas Sales**
2006 Actual	13,477	9,658	18,300
Projected:			
2007	13,700	8,700	20,200
2008	13,800	8,800	20,500
2009	13,900	8,900	20,700
2010	14,100	9,000	20,900

Capital Expenditures and Depreciation

	Capital Expenditures	Depreciation & Amortization
	(Millions)	
Projected:		
2007	$139	$69
2008	$170	$68
2009	$174	$73
2010	$164	$77
2011	$166	Not Available

1/ Weather normalized GWh sales for 2006 were 13,688; 2007-2010
shown as weather normalized

Note: See Safe Harbor Statement at the beginning of today's presentations.

Sales and Financial Information

Atlantic City Electric Company

Electric GWh Sales		

	Delivered Sales [1]	BGS Sales
2006 Actual	9,931	7,885
Projected:		
2007	10,300	8,200
2008	10,500	8,400
2009	10,700	8,500
2010	10,800	8,600

Capital Expenditures and Depreciation		

	Capital Expenditures	Depreciation & Amortization
		(Millions)
Projected:		
2007	$170	$93
2008	$152	$100
2009	$110	$102
2010	$109	$105
2011	$120	Not Available

[1] Weather normalized GWh sales for 2006 were 9,937; 2007-2010 shown as weather normalized

Note: See Safe Harbor Statement at the beginning of today's presentations.

Pepco Holdings, Inc

Mirant – Settlement Agreement Pending

- On August 9, 2006, the Bankruptcy Court approved the settlement agreement between Pepco and Mirant arising out of Mirant's 2003 bankruptcy, which subsequently was affirmed by the U. S. District Court; an appeal of the U.S. District Court's decision filed by certain creditors of Mirant is currently pending at the Court of Appeals for the Fifth Circuit

- Under the settlement, Pepco will allow Mirant to reject the back-to-back agreement relating to Pepco's power purchase agreement with Panda-Brandywine L.P. in exchange for a payment of $450 million*

- The $450 million will be used solely for the purpose of funding Pepco's obligations under the Panda power purchase agreement; Pepco expects the $450 million to be treated as a regulatory liability on its financial statements

- Pursuant to the settlement, upon approval of the settlement agreement by the Bankruptcy Court, Pepco received a payment of $70 million in cash from Mirant to settle other disputes and pre-petition and administrative claims, and as reimbursement for Pepco's legal fees, which is subject to refund if the settlement agreement is not upheld on appeal

---

* Payment to be made in Mirant shares, which will be liquidated by Pepco. Mirant will pay Pepco, in cash, for any difference between the $450 million payment and the net proceeds of the liquidation of the shares.

2006 Financial Performance – Drivers *

- **Power Delivery results driven by:**
  - Lower sales due to milder weather; cooling degree days down 12% and heating degree days down 16%
  - Lower network transmission revenue; primarily due to lower formula rates in effect since June 2006 and a 12 month true-up adjustment beginning June 2006 for higher rates that were in effect from June 2005, partially offset by the effect of the higher rates in place prior to June 2006
  - Lower Operation and Maintenance expenses

- **Conectiv Energy results driven by:**
  - Higher load service margins due to success in acquiring new, higher margin SOS contracts and a mark-to-market gain
  - Favorable hedge results
  - Improved results from energy marketing
  - Lower generation output primarily due to milder weather, lower spark spreads and an unplanned summer outage at the Hay Road plant; output down 25%
  - Unplanned Hay Road outage reduced after-tax earnings by approximately $5 million (lower generation output and higher O&M expense)

- **Pepco Energy Services results driven by:**
  - Higher retail energy supply and energy services gross margins

*   2006 compared to 2005; excluding special items.

Reconciliation of Earnings

GAAP Earnings to Earnings Excluding Special Items

	Twelve Months Ended December 31	
	2006	2005
	(Dollars in Millions)	
Reported (GAAP) Net Earnings	$ 248.3	$ 371.2
Special Items:		
Impairment loss on energy services assets	13.7	-
Accrual related to potential impact of IRS Revenue Ruling 2005-53	-	10.9
Impairment of jointly owned generation project	-	2.6
New Jersey base rate case settlement	-	(5.1)
Gain on disposition of interest in a co-generation facility	(7.9)	-
Liquidation of financial investment previously written off	-	(8.9)
Gain on sale of Buzzard Point non-utility land	-	(40.7)
Gain on settlement of Mirant TPA claim and asbestos claim	-	(42.2)
Net Earnings, excluding Special Items	$ 254.1	$ 287.8

Note: Management believes the special items are not representative of the Company's ongoing business operations.

25

Pepco Holdings, Inc

Reconciliation of Earnings Per Share

GAAP EPS to EPS Excluding Special Items	Twelve Months Ended December 31	
	2006	**2005**
Reported (GAAP) Earnings per Share	$ 1.30	$ 1.96
Special Items:		
Impairment loss on energy services assets	0.07	-
Accrual related to potential impact of IRS Revenue Ruling 2005-53	-	0.06
Impairment of jointly owned generation project	-	0.01
New Jersey base rate case settlement	-	(0.03)
Gain on disposition of interest in a co-generation facility	(0.04)	-
Liquidation of financial investment previously written off	-	(0.04)
Gain on sale of Buzzard Point non-utility land	-	(0.22)
Gain on settlement of Mirant TPA claim and asbestos claim	-	(0.22)
Net Earnings per Share, excluding Special Items	$ 1.33	$ 1.52

Note: Management believes the special items are not representative of the Company's ongoing business operations.

Reconciliation of Net Cash from Operations

GAAP Net Cash from Operating Activities to Adjusted Net Cash from Operating Activities

Dollars in Millions

	2006
Reported (GAAP) Net Cash from Operating Activities	$ 203
Adjustments:	
Change in margin deposits	212
IRS Mixed Service Cost income tax payment	121
ACE generation assets sale income tax payment	30
Mirant PPA settlement income tax payment	18
Pre-merger tax settlement payment	18
Current year tax payments on 2005 gains from asset sales	30
Regulatory deferred costs under recovery	32
Proceeds from Mirant Settlement	(70)
Adjusted Net Cash from Operating Activities	$ 594

Note: Management believes the adjustments are not representative of the Company's ongoing business operations.

Pepco Holdings, Inc

Calculation of Equity Ratio

Millions of Dollars

As of December 31, 2006

		PHI		Pepco		DPL		ACE
Common Equity	$	3,612	$	1,091	$	669	$	465
Preferred Stock		24		-		18		6
Long-term Debt		3,769		990		552		466
Transition Bonds Issued by ACE Funding		464		-		-		464
Long-term Project Funding		23		-		-		-
Short-term Debt		350		67		196		24
Current Maturities of Long-term Debt		858		210		65		46
Adjustments:								
Less:								
Securitized Debt		(494)		-		-		(494)
Long-term Project Funding		(26)		-		-		-
Add: Capital Lease Obligations		117		116		-		-
Unamortized Debt Premium/Discount		5		2		1		1
	$	8,702	$	2,476	$	1,501	$	978
Common Equity Ratio		**41.5%**		**44.1%**		**44.6%**		**47.5%**

Positioned for Success Today…

Building for Success Tomorrow

